June 6, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ms. Era Anagnosti and Ms. Asia Timmons-Pierce

Re:         Withdrawal of Orion Engineered Carbons Holdings GmbH’s Registration Statement on Form F-1 (File No. 333-195416)

Dear Ms. Anagnosti and Ms. Timmons-Pierce:

On behalf of Orion Engineered Carbons Holdings GmbH (the “Company”), the undersigned hereby respectfully requests that the Company’s Registration Statement on Form F-1 (File No. 333-195416), filed on April 22, 2014, including exhibits (the “Registration Statement”), be withdrawn from registration with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 477 under the Securities Act of 1933.

The Company requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the Company and the selling shareholder referenced in the Registration Statement no longer intend to offer securities pursuant to the Registration Statement. As discussed with the Staff, the Company’s direct parent, Orion Engineered Carbons S.a r.l. will instead file a new Registration Statement on Form F-1 to offer securities proposed to be sold by selling shareholders (the “Parent Registration Statement”).

The Registration Statement has not been declared effective by the Commission and no securities have been sold pursuant to the Registration Statement. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter.

The Company acknowledges that no refund will be made of the fees previously paid to the Commission in connection with filing the Registration Statement. However, as discussed with you earlier this week, the Company intends to offset those fees against the filing fees payable in respect of the Parent Registration Statement, in reliance upon Rule 457(p) under the Securities Act of 1933.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned and to the Company’s counsel (Sullivan & Cromwell LLP, Attention: David B. Harms) at the respective addresses identified on the cover page of the Registration Statement.

If you have any questions with respect to this matter, please contact David B. Harms of Sullivan & Cromwell LLP at (212) 558-3882.

Sincerely,

ORION ENGINEERED CARBONS HOLDINGS GMBH

/s/ Charles Herlinger

Name:	Charles Herlinger
Title:	Chief Financial Officer

/s/ Jack Clem

Name:	Jack Clem
Title:	Chief Executive Officer